Exhibit 12.1

CBD Media Holdings LLC

Ratio of Earnings to Fixed Charges

	CBD Media Holdings LLC				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2003	Period from March 8, 2002 to December 31, 2002	Period from January 1, 2002 to March 7, 2002	Year Ended December 31,
	2004	2003				2001	2000	1999
	(Dollars in thousands)					(Dollars in thousands)
EARNINGS AS DEFINED:
Earnings from operations before income taxes	$1,792	$(2,720)	$(2,746)	$6,630	$4,965	$32,845	$29,417	$27,030
Fixed charges	14,917	20,666	25,720	10,597	31	237	211	220

Earnings as defined	$16,709	$17,946	$22,974	$17,227	$4,996	$33,082	$29,628	$27,250

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$14,789	$20,538	$25,549	$10,545	$16	$69	$69	$69
Portion of rental expense representative of the interest factor	128	128	171	52	15	168	142	151

Fixed charges as defined	$14,917	$20,666	$25,720	$10,597	$31	$237	$211	$220

RATIO OF EARNINGS TO FIXED CHARGES	1.1	N/A	N/A	1.6	161.2	139.6	140.4	123.9

ADDITIONAL INCOME REQUIRED TO MEET A 1.0 RATIO	N/A	$2,720	$2,746	N/A	N/A	N/A	N/A	N/A